UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Information to be included in statements in filed pursuant
to 13d-1(a) and amendments thereto filed pursuant to
13d-2(a)

Amendment No.7*

Allied Waste Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

019589308

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo (UK) Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF III/AWI/RR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF III Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo/AW LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 7 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on April 15, 1997, as amended and supplemented by Amendment No. 1 thereto filed on March 7, 1999, as amended and supplemented by Amendment No. 2 thereto filed on July 30, 1999, as amended and supplemented by Amendment No. 3 thereto filed on August 6, 2003, as amended and supplemented by Amendment No. 4 thereto filed on December 18, 2003, as amended and supplemented by Amendment No. 5 thereto filed on November 24, 2006, as amended and supplemented by Amendment No. 6 thereto filed on January 5, 2007 by (i) Apollo Investment Fund III, L.P., (ii) Apollo Overseas Partners III, L.P., (iii) Apollo (UK) Partners III, L.P., (iv) AIF III/AWI/RR LLC, (v) Apollo Advisors II, L.P., (vi) Apollo Management III, L.P., (vii) Apollo Investment Fund IV, L.P., (viii) Apollo Overseas Partners IV, L.P., (ix) Apollo/AW LLC, (x) Apollo Advisors IV, L.P., and (xi) Apollo Management IV, L.P., with respect to the common stock, par value $.01 per share (the “Common Stock”), of Allied Waste Industries, Inc. (“Allied Waste” or the “Company”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on April 15, 1997, as amended.

Responses to each item of this Amendment No. 7 to Schedule 13D, as applicable, are incorporated by reference into the response to each other item.

Item 1.        Security and Issuer

Item 2.        Identity and Background

Item 2 is hereby amended and supplemented by the following:

This Amendment No. 7 to Schedule 13D is filed jointly by (i) Apollo Investment Fund III, L.P., a Delaware limited partnership (“AIF III”), (ii) Apollo Overseas Partners III, L.P., a limited partnership registered in the Cayman Islands (“Overseas III”), (iii) Apollo (UK) Partners III, L.P., a limited partnership registered in the United Kingdom (“Apollo UK”), (iv) AIF III/AWI/RR LLC, a Delaware limited liability company (“AIF/AWI”), (v) Apollo Advisors II, L.P., a Delaware limited partnership (“Advisors II”), (vi) Apollo Management III, L.P., a Delaware limited partnership (“Management III”, formerly known as Apollo Management, L.P.), (vii) AIF III Management, LLC, a Delaware limited liability company (AIF III LLC), (viii) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ix) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (x) Apollo/AW LLC, a Delaware limited liability company (“Apollo/AW”, and together with AIF III, Overseas III, Apollo UK, AIF/AWI, AIF IV and Overseas IV, the “Funds”), (xi) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), (xii) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), and (xiii) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”). The Funds, Advisors II, Management III, AIF III LLC, Advisors IV, Management IV and Apollo Management are referred to collectively as the “Reporting Persons.” The address of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

The Funds are principally engaged in the business of investing in securities. Advisors II is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF III, Overseas III and Apollo UK.  Management III is principally engaged in the business of serving as the manager of AIF III, Overseas III and Apollo UK and as the manager of AIF/AWI.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and Overseas IV.  Management IV is principally engaged in the business of serving as the manager of AIF IV and Overseas IV and as the manager of Apollo/AW.

Apollo Capital Management II, Inc., a Delaware corporation (“Capital Management II”), is the general partner of Advisors II. Capital Management II is principally engaged in the business of serving as general partner to Advisors II. Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”), is the general partner of Advisors IV. Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV. The address of the principal office of each of Capital Management II and Capital Management IV is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

On or about February 1, 2007, Apollo Management, L.P. changed its name to Apollo Management III, L.P.  AIF III Management, Inc., previously the general partner of Management III, was converted into a Delaware limited liability company, which is AIF III LLC.  AIF III LLC serves as the general partner of Management III and is principally engaged in the business of serving as general partner of Management III.

Apollo Management is the sole member and manager of AIF III LLC and the co-general partner, along with AIF IV Management, Inc., of Management IV.  Apollo Management is principally engaged in the business of serving as the co-general partner of Management IV and as the manager of AIF III LLC and other Apollo management entities.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Apollo Management, AIF IV Management, Inc., Capital Management II and Capital Management IV and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, Capital Management II, Capital Management IV, AIF IV Management, Inc., Apollo Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

Item 4.        Purpose of Transaction

Item 5.        Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On May 10, 2007, the Funds sold an aggregate of 32,764,897 shares of Common Stock of the Company in connection with an underwritten offering registered on the registration statement on Form S-3 (File No. 333-135092) filed by the Company with the Securities and Exchange Commission on June 16, 2006, as supplemented by the prospectus supplement dated May 7, 2007 (the “Prospectus”).  Following such sale, the Funds no longer hold any shares of the Company.

(a)           See the information contained on the cover pages of this Amendment No. 7 to Schedule 13D which is incorporated herein by reference.

(b)           See the information contained on the cover pages of this Amendment No. 7 to Schedule 13D which is incorporated herein by reference.

(c)           On May 10, 2007, the Funds sold an aggregate of 32,764,897 shares of Common Stock of the Company in connection with an underwritten offering.  There have been no other reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 7 to Schedule 13D.

(d)           Not applicable.

(e)           May 10, 2007.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

On May 7, 2007, the Funds entered into an Underwriting Agreement with Goldman, Sachs & Co. (the “Underwriter”) and the Company, whereby the Funds agreed to sell an aggregate of 32,764,897 shares of Common Stock to the Underwriter.  In connection with the Underwriting Agreement, the Funds agreed not to dispose of or hedge any of their shares of Common Stock or securities convertible into shares of Common Stock for a period of 60 days after May 7, 2007, except with the prior written consent of the Underwriter.  Closing of the sale of the aggregate 32,764,897 shares of Common Stock occurred on May 10, 2007.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, as amended by the Letter Agreement, which is incorporated herein by reference to Exhibit 1.2 to the Company’s Current Report on Form 8-K as provided in Item 7 herein.

Item 7.        Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

Exhibit 2:

Underwriting Agreement dated as of May 7, 2007 by and among the Company, the Funds and the Underwriter (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2007 (File No. 001-14705)).

Exhibit 3:

Letter Agreement dated as of May 9, 2007 by and among the Company, the Funds and the Underwriter (incorporated herein by reference to Exhibit 1.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2007 (File No. 001-14705)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	May 11, 2007	APOLLO INVESTMENT FUND III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO OVERSEAS PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO (UK) PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	AIF III/AWI/RR, LLC

		By:	APOLLO MANAGEMENT III, L.P.
Its Manager

			By:	AIF III MANAGEMENT, LLC
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO ADVISORS II, L.P.

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO MANAGEMENT III, L.P.

		By:	AIF III MANAGEMENT, LLC
Its General Partner

			By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	AIF III MANAGEMENT, LLC

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO/AW LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its General Partner

			By:	AIF IV MANAGEMENT, INC.
Its Co-general Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, L.P.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC.
Its Co-general Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 11, 2007	APOLLO MANAGEMENT, L.P.

		By:	AIF IV MANAGEMENT GP, LLC
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Apollo Management, AIF IV Management, Inc., Capital Management II and Capital Management IV.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment No. 7 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers, as the case may be, of Apollo Management, AIF IV Management, Inc., Capital Management II and Capital Management IV are Messrs. Leon Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Apollo Management, AIF IV Management, Inc., Capital Management II and Capital Management IV and other Apollo managers and advisors.  Mr. Black is also a founding principal and Messrs. Harris and Rowan are also principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors II and Advisors IV, with respect to the Apollo investment funds.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 W. 57th Street, New York, New York 10019 and Messers. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.